EXHIBIT 11

COMPUTATION OF EARNINGS PER COMMON SHARE

The details of computation of earnings per common share are disclosed in the Consolidated Statements of Income and Note 19 of the Notes to Consolidated Financial Statements for the Three Months Ended March 31, 2006 and 2005 (unaudited) and the Year Ended December 31, 2005 (audited), contained in the Quarterly Report on Form 10-Q of the registrant for the quarter ended March 31, 2006.